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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02054026

SEC FILE NUMBER
8- 30417

SEC MAIL PROCESSING RECEIVED AUG 27 2002 WASH, D.C. SECTION 154

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

International Money Management Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133 Defense Highway Suite 104
(No. and Street)

Annapolis (City) Maryland (State) 21401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest O. Brittingham, Jr. (410) 266-1100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monte J. Loeb, PA, CPA
(Name — *if individual, state last, first, middle name*)

3825 Farragut Avenue (Address) Kensington (City) Maryland (State) 20895 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Ernest O. Brittingham, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Money Management Group, Inc., as of June 30th 2002, XXXXXXX are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

J. TRUDY LEE
NOTARY PUBLIC
CAROLINE COUNTY, MD
My Commission Expires ~~May 18, 2002~~ 05/01/2006.

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONTE J. LOEB, P.A.
CERTIFIED PUBLIC ACCOUNTANT
3825 FARRAGUT AVENUE
KENSINGTON, MARYLAND 20895

PHONE 301-942-4151
FAX 301-962-7150

August 19, 2002

Board of Directors
International Money Management Group, Inc.
Annapolis, Maryland 21401

In planning and performing my audit of the financial statements of International Money Management Group, Inc. for the year ended June 30, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by International Money Management Group, Inc. that I considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts verifications and comparisons, and the recordation of difference required by rule 17a-3 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption and no facts came to my attention indicating that such conditions have not been complied with.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure , including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Monte J. Loeb, P.A.

Monte J. Loeb, P.A.
Kensington, Maryland

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
FINANCIAL STATEMENTS
JUNE 30, 2002 & 2001

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
FINANCIAL STATEMENTS
JUNE 30, 2002 & 2001

TABLE OF CONTENTS

MONTE J. LOEB, P.A.
CERTIFIED PUBLIC ACCOUNTANT
3825 FARRAGUT AVENUE
KENSINGTON, MARYLAND 20895

PHONE 301-942-4151
FAX 301-962-7150

INDEPENDENT AUDITOR'S REPORT

August 19, 2002

To the Board of Directors
International Money Management Group, Inc.
Annapolis, Maryland 21401

I have audited the accompanying balance sheets of International Money Management Group, Inc. as of June 30, 2002 and 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, these financial statements referred to above present fairly, in all material respects, the financial position of International Money Management Group, Inc. as of June 30, 2002 and 2001 and the results of its operation and its cash flows for the years then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Monte J. Loeb, P.A.

Monte J. Loeb, P. A.

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
BALANCE SHEETS
JUNE 30 ,

	2002	2001
ASSETS		
Cash and cash equivalents	$ 11,313	$ 16,915
Deposits with clearing organizations	50,000	50,000
Commissions receivable	21,751	39,466
Due from affiliate (note 4)	44,540	49,809
Income tax receivable	603	916
Investment at cost	3,300	3,300
Deferred tax asset (note 1)	8,461	14,857
TOTAL ASSETS	$ 139,968	$ 175,263
LIABILITIES AND STOCKHOLDER'S EQUITY		
Commissions Payable (note 3)	$ 31,493	$ 58,878
Accounts payable	-	2,969
TOTAL LIABILITIES	31,493	61,847
STOCKHOLDER'S EQUITY		
Capital stock,		
$ .05 par value-2,000,000 shares authorized,		
271,136 shares issued and outstanding	13,557	13,557
Additional paid-in capital	74,443	74,443
Retained Earnings	20,475	25,416
TOTAL STOCKHOLDER'S EQUITY	108,475	113,416
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 139,968	$ 175,263

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JUNE 30,

	2002	2001
GROSS REVENUES		
Mutual fund	$ 384,652	$ 500,082
Stock & bond	25,546	34,774
Variable annuity	56,292	115,614
Other-LLC. & SIPC	11,439	12,767
Life insurance	12,052	5,354
Variable life	9,095	10,035
TOTAL GROSS REVENUES	499,076	678,626
DIRECT EXPENSES		
Commissions	276,680	441,821
Bonuses	52,682	38,515
TOTAL DIRECT EXPENSES	329,362	480,336
GROSS PROFIT	169,714	198,290
GENERAL AND OVERHEAD EXPENSES		
Overhead (note 4)	147,307	180,324
Licensing and insurance	7,861	8,935
Professional fees	8,839	7,305
Miscellaneous and clearing	6,355	7,958
TOTAL GENERAL AND OVERHEAD	170,362	204,522
NET INCOME (LOSS) FROM OPERATIONS	(648)	(6,232)
OTHER INCOME		
Interest	1,122	3,453
Miscellaneous	981	4,612
TOTAL OTHER INCOME	2,103	8,065
NET INCOME (LOSS) BEFORE TAXES	1,455	1,833
Provision for income taxes (expense) benefit	(6,396)	8,550
NET INCOME (LOSS)	(4,941)	10,383
RETAINED EARNINGS-BEGINNING	25,416	15,033
RETAINED EARNINGS-ENDING	$ 20,475	$ 25,416

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THESE FINANCIAL STATEMENTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30 ,

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME	$ (4,941)	$ 10,383
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in commissions receivable	17,715	11,013
(Increase) Decrease income tax receivable	313	(916)
Increase (Decrease) commissions payable	(27,385)	(7,603)
Increase (Decrease) income taxes payable		(916)
Increase (Decrease) in accounts payable	(2,969)	(20,031)
(Increase) Decrease in deferred tax assets	6,396	(7,634)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(10,871)	(15,704)
CASH FLOWS FROM INVESTING ACTIVITIES		
Due from affiliate, (Increase) Decrease	5,269	(28,686)
Investment at cost, (Increase) Decrease		(3,300)
NET CASH FROM INVESTING ACTIVITIES	5,269	(31,986)
INCREASE (DECREASE) IN CASH	(5,602)	(47,690)
CASH AT THE BEGINNING OF THE YEAR	16,915	64,605
CASH AT THE END OF THE YEAR	$ 11,313	$ 16,915

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30,

	2002	2001
Stockholder's Equity, Beginning	$ 113,416	$ 103,033
Add: net income	(4,941)	10,383
Stockholder's Equity, Ending	$ 108,475	$ 113,416

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
FOR THE YEARS ENDED JUNE 30 ,

	2002	2001
Subordinated Liabilities - Beginning July 1,	-	-
Increase/Decrease in Subordinated Liabilities	-	-
SUBORDINATED LIABILITIES ENDING	-	-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

ORGANIZATION AND PURPOSE

International Money management Group, Inc. was incorporated in the State of Maryland for the purpose of providing brokerage services to independent financial planners. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

BASIS OF ACCOUNTING

The Corporation maintains its books and records on an accrual basis to conform with Generally Accepted Accounting Principles and NASD requirements.

CASH AND CASH EQUIVALENTS

The company considers all highly liquid investments with original maturity of three months or less at date of purchase to be cash equivalents.

INCOME TAXES

The Corporation files its Federal and State income tax returns on a cash basis. The company determines its deferred tax provision under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates. The net deferred tax assets totaling $38,463 as of June 30, 2002 resulted from the use of the cash basis method of income recognition for tax purposes and gave rise to a deferred income tax asset of $8,461. The company has a net operating loss carry forward of $44,916 which expires 2021. At June 30, 2001 net deferred tax assets of $67,534 generated a deferred income tax asset of $14,857.

The provision for income tax consists of the following:

	6/30/02	6/30/01
Current tax benefit	$ -	$ 916
Deferred tax benefit from NOL carry forward	7,815	3,970
Deferred tax (expense) benefit	(14,211)	3,664
Provision (expense) benefit	$ (6,396)	$ 8,550

2. **COMMISSIONS RECEIVABLE**

Commissions receivable represent commissions due from various correspondent brokers and vendors to International Money Management Group, Inc. Management believes that all receivables were fully collectible; therefore, no allowance for doubtful accounts was recorded.

3. **COMMISSIONS PAYABLE**

This amount represents commissions due to representatives for sales made utilizing International Money Management Group, Inc.

4. **DUE TO/FROM AFFILIATE**

In accordance with an agreement, International Money Management Group, Inc. has with an affiliate, 99% of International Money Management Group, Inc.'s net profit is payable to the affiliate as payment for overhead expense items. Overhead expense for the years ended 6/30/02 and 6/30/01 was $147,307 and $180,324, respectively. Also there was an amount due from its affiliate of $44,540 for 6/30/02 and $49,809 for 6/30/01.

5. **RELATED PARTIES**

International Money Management Group, Inc. is 100% owned by Ernest Brittingham. Mr. Brittingham was paid as an independent contractor who received commissions and an office allowance from International Money Management Group, Inc.

In accordance with an agreement International Money Management, Group, Inc. pays 99% of its qualifying net income to Bayview Financial Group, Inc., for overhead expenses. International Money Management Group, Inc. operates from the offices of and uses the employees of Bayview Financial Group, Inc., which is 100% owned by Mr. Brittingham.

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the net capital be at least 6-2/3%) of aggregate indebtedness or $ 5,000, whichever is more. At June 30, 2002 the Company had net capital of $50,209, which was $45,209 in excess of its required amount of $5,000.

SUPPLEMENTAL SCHEDULES

Schedule I

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
UNDER THE SECURITIES ACT OF 1934
AS OF JUNE 30, 2002

NET CAPITAL			
Total stockholder's equity		$	108,475
LESS NON-ALLOWABLE ASSETS			
Due from affiliate			44,540
Investments			3,300
Income tax receivable			603
Deferred tax asset			8,461
Commissions receivable:			
Mutual funds	647		
Stocks, bonds, annuities	715		1,362
Total non-allowable assets			58,266
NET CAPITAL		$	50,209

AGGREGATE INDEBTEDNESS

Commissions payable	$	31,493
Total aggregate indebtedness	$	31,493

COMPUTATION OF REQUIRED NET CAPITAL

Minimum net capital required 6-2/3% of aggregate debt $ 2,099 or $ 5,000, whichever is greater.	$	5,000

SEE ACCOUNTANT'S REPORT

Schedule II

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C-3 UNDER THE SECURITIES ACT OF 1934
AS OF JUNE 30, 2002

CUSTOMER FUNDS HELD IN EXCESS	$ -
AMOUNT IN RESERVE BANK ACCOUNT	$ -

SEE ACCOUNTANT'S REPORT

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
NOTES TO SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED JUNE 30, 2002

NOTE 1 - RECONCILIATION OF SCHEDULE I

Computation of Net Capital pursuant to Rule 15c-3 under the Securities Exchange Act of 1934 to Quarterly Financial and Operational Combined Uniform Single Report (Focus) for the period ended June 30, 2002.

Net Capital per June 30, 2002 Focus Report	$	49,833
Audit Adjustment		376
Net Capital per Schedule I	$	50,209

NOTE II - COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c-3 to exclude certain portions of 15c-3 such as computations of amounts required to be on deposit in a special reserve bank account, possession and control requirements. International Money Management Group, Inc. is in compliance with the conditions of exemption.

SEE ACCOUNTANT'S REPORT